United States
Securities and Exchange Commission
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: February 4th, 2003	By:	/s/ Jean-Pascal Beaufret Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Alcatel Reports Fourth Quarter and Full Year 2002 Results

•	Fourth quarter Sales up 28% sequentially with Income from Operations at Euro 20 million

•	Sixth consecutive quarter of positive Operating Cash Flow

•	2002 EPS registered at Euro (3.99) vs Euro (4.33) in 2001

Paris, February 4, 2003 — The Board of Directors of Alcatel (Paris: CGEP.PA and NYSE: ALA) reviewed and approved fourth quarter and full year 2002 results. Fourth quarter sales increased sequentially by 28.5% to Euro 4,508 million. Income from operations was registered at Euro 20 million, and net loss at Euro 1,119 million or diluted Euro (0.93) per A share ($ (0.98) per ADS).

Sales for full year 2002 amounted to Euro 16,547 million. Loss from operations was registered at Euro 727 million and net loss at Euro 4,745 million or diluted Euro (3.99) per A share ($ (4.18) per ADS) compared to a diluted Euro (4.33) per A share ($(4.54) per ADS in the previous year.

	Quarterly			Full Year

	Fourth	Third	Fourth
Key Figures	Quarter	Quarter	Quarter
In Euro million except for EPS	2002	2002	2001	2002	2001

Profit & Loss
Net Sales	4,508	3,508	6,766	16,547	25,353
Income from Operations	20	(227)	(368)	(727)	(361)
Net Income pre-Goodwill & MI	(947)	(1,210)	(1,290)	(4,138)	(3,021)
Net Income	(1,119)	(1,352)	(1,498)	(4,745)	(4,963)
EPS (Class A) Diluted	(0.93)	(1.14)	(1.28)	(3.99)	(4.33)
E/ADS (Class A)*	(0.98)	(1.20)	(1.39)	(4.18)	(4.54)
Number of Shares (in billions)	1.18	1.17	1.14	1.16	1.14

*	E/ADS has been calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of $1.0485 as of December 31, 2002.

Serge Tchuruk, Chairman and CEO:

“2002 fourth quarter sales were up sequentially across all of our business segments and in all geographic regions. This increase, mainly driven by seasonality, was enhanced by strong advances in broadband and mobile infrastructure. Key objectives in 2002 were to downsize our cost base and strengthen our financial structure and, at the same time, to maintain technological leadership and gain market share. During the year we reduced our breakeven level of quarterly sales by more than Euro 2.0 billion to reach Euro 4.1 billion at the end of 2002. As we continued to decrease our fixed costs, we were able to improve our income from operations, which turned positive at Euro 20 million for the quarter in spite of excess and obsolete inventory depreciation. We recorded our sixth consecutive quarter of positive operating cash flow thanks to our continuing progress in reducing working capital. This was the main driver in reaching a net cash position of Euro 326 million at year end.”

“In 2002 we confirmed our competitive advantage by consolidating our leading position in broadband and by gaining market share in the mobile infrastructure space. Today, our unique integration capabilities coupled with our broad technological portfolio will allow us to develop new market opportunities to offer added-value services and applications to our carrier, as well as non-carrier customers. In order to fully exploit these opportunities, we have put into place a new organizational structure that focuses on three market segments, fixed, mobile and private communications. This market driven organization will position Alcatel to meet or anticipate the evolving needs of our customers. “

Outlook:

Commenting on Alcatel’s outlook, Tchuruk said:

“Another steep decline affected world markets around mid-year 2002. The resulting lower level in world demand for telecommunication equipment, such as experienced in the second half of 2002, should underlie the 2003 pattern for our markets. Combined with the weaker Euro versus the US$, this should lead to 2003 markets being down 15% on average, the year-on-year decline being higher in the first half due to the timing effect of 2002 market trends.”

“In terms of our own business outlook, with a quarterly sales breakeven target close to Euro 3.0 billion by year-end, we remain confident that Alcatel will reach our operating breakeven target in 2003. We now also expect to breakeven in net income from continuing operations (pre-goodwill) before the end of the year. At the same time we should continue to improve our working capital position, particularly focusing on improved inventory turns, with net debt about stable.”

“The first quarter 2003 will show the impact of the market downturn witnessed mid-2002. Therefore, taking into account today’s more than 20% decline in US$/Euro rate versus the average first quarter rate of last year, we anticipate a 25% to 30% decrease in sales year on year. However, as a result of our cost cutting efforts, the 2003 first quarter operating loss should narrow versus the first quarter 2002.”

Business Highlights:

	Quarterly			Full Year

	Fourth	Third	Fourth
Segment Breakdown	Quarter	Quarter	Quarter
In Euro millions	2002	2002	2001	2002	2001

Sales:
Carrier Networking	2,417	1,720	2,894	8,191	11,478
Optics	741	704	1,866	3,504	7,540
e-Business	568	506	1,129	2,268	3,488
Space & Components	881	660	1,031	2,991	3,684
Other & Eliminations	(99)	(82)	(154)	(407)	(837)
Total	4,508	3,508	6,766	16,547	25,353
Income from Operations:
Carrier Networking	279	30	(60)	214	(165)
Optics	(285)	(225)	(291)	(839)	145
e-Business	(17)	(32)	(20)	(95)	(506)

	Quarterly			Full Year

	Fourth	Third	Fourth
Segment Breakdown	Quarter	Quarter	Quarter
In Euro millions	2002	2002	2001	2002	2001

Space & Components	70	19	(4)	135	155
Other	(27)	(19)	7	(142)	10
Total	20	(227)	(368)	(727)	(361)

Fourth Quarter Business Update:

Carrier Networking

Fourth quarter revenue increased sequentially by 40.5% to Euro 2,417 million over Euro 1,720 million. This increase is due primarily to the broadband network business, which registered a high level of DSL sales in Europe and in China and the mobile network activity, which registered significant commercial successes. Applications and service revenue grew significantly. A substantial increase in Voice Networks was due mainly to the traditional year-end seasonality effect.

Income from operations amounted to Euro 279 million, a significant increase over Q3. All activities were profitable which resulted from the intensive cost cutting across the board, with Broadband Networking and, in particular, Mobile Networks, making the most significant contributions.

Optics

Fourth quarter revenue increased sequentially by 5.3% to Euro 741 million over Euro 704 million. This increase is mainly coming from terrestrial networks, which registered a good performance in Asia and maintained a stable level of sales in the U.S., particularly in the Metro space. Optical fiber was also up over the previous quarter while submarine networks continued to have an adverse impact on the segment’s revenues as a result of the continued stagnant market conditions across all geographical regions. Optronics registered sales of Euro 10.6 million.

Loss from operations was Euro (285) million compared to a loss of Euro (225) million in Q3. All of the segment’s operating performance was stable with the exception of terrestrial networks, which recorded inventory write-offs during the quarter. Excluding these one time charges, the segment’s operating margin would have improved over Q3, as the effects of intensive cost cutting across the board are beginning to take effect. Optronics posted an operating loss during the quarter of Euro (32) million.

Full details of Alcatel Optronics 4th quarter 2002 performance are explained in a separate earnings release today.

e-Business

Fourth quarter revenue increased sequentially by 12.0% to Euro 568 million over Euro 506 million primarily due to GSM handset volumes, which increased to 3.5 million units compared with 2.6 million in Q3. Enterprise market conditions remained stable during the fourth quarter with large companies continuing to push out their investment decisions. Voice and data networking solutions sales were stable. Genesys’ software applications business performed well.

Loss from operations was Euro (17) million compared to a loss of Euro (32) million in Q3, with mobile phones approaching breakeven in the fourth quarter.

Space & Components

Fourth quarter revenue increased sequentially by 33.5% to Euro 881 million over Euro 660 million. While Components and Batteries registered some sales increase, the segment’s increase was primarily driven by the Space activity, which benefited from a traditional seasonally high fourth quarter.

Income from operations was Euro 70 million compared with Euro 19 million in Q3. Margins improved following the increase in revenues coupled with cost cutting measures taking affect.

Fourth Quarter 2002 Results (unaudited)

PROFIT AND LOSS STATEMENT:

•	Net Sales: Euro 4,508 million vs. Euro 6,766 million 4Q 01 (down 33.4%) and vs. Euro 3,508 million sequentially (up 28.5%).

•	Geographical distribution of sales:

W. Europe:	44%
Other Europe:	8%
USA:	12%
Asia:	21%
RoW:	15%

•	Gross margin: 27.3% (27.5% for Q3 2002).

•	Selling, general and administration (“SG&A”) costs: Euro (647) million (14.4% of sales).

•	Research and development (“R&D”) expenses: Euro (562) million (12.5% of sales).

•	Income from operations: Euro 20 million, which included Euro (152) million in inventory depreciation vs. Euro (65) million in Q3,

•	Earnings before tax and amortization of goodwill: Euro (909) million and included:

•	Net financial loss of Euro (136) million

•	Restructuring costs of Euro (500) million

•	Net other revenue/(expenses) of Euro (292) million

•	Net Income Pre-Goodwill and Minority Interest: Euro (947) million

•	Net Income: Euro (1,119) million and included a related tax charge of Euro (62) million, share in net income of equity affiliates and discontinued activities of Euro 24 million, goodwill amortization of Euro (147) million, and minority interests of Euro (25) million.

•	Diluted A share EPS: Euro (0.93) [$(0.98) per ADS] based on an average of 1.18 billion A shares.

     BALANCE SHEET ITEMS:

•	Operating working capital: Euro 1,548 million, a sequential decrease of Euro 1,148 million

•	Cash and equivalents: Euro 6,109 million, compared to Euro 5,101 million at the end of Q3 2002.

•	Net Cash: Euro 326 million.

•	Gearing: (6%)

•	Operating Cash Flow: Euro 704 million.

Full Year 2002 Results

PROFIT AND LOSS STATEMENT:

•	Net Sales: Euro 16,547 million vs. Euro 25,353 million in 2001 (down 34.7%)

•	Geographical distribution of sales:

W. Europe:	43%
Other Europe:	7%

USA:	15%
Asia:	19%
RoW:	16%

•	Gross margin: 26.3% (24.8% in 2001).

•	Selling, general and administration (“SG&A”) costs: Euro (2,862) million (17.3% of sales).

•	Research and development (“R&D”) expenses: Euro (2,226) million (13.5% of sales).

•	Income from operations: Euro (727) million

•	Earnings before tax and amortization of goodwill: Euro (4,050) million and included:

•	Net financial loss of Euro (1,018) million.

•	Restructuring costs of Euro (1,474) million.

•	Net other revenue/(expenses) of Euro (830).

•	Net Income Pre-Goodwill and Minority Interest: Euro (4,138) million.

•	Net Income: Euro (4,745) million and included a related tax credit of Euro 19 million, share in net income of equity affiliates and discontinued activities of Euro (107) million, goodwill amortization of Euro (589) million, and minority interests of Euro (18) million.

•	Diluted A share EPS: Euro (3.99) [$(4.18) per ADS] based on an average of 1,165 million A shares.

Taking into account that the Parent Company’s distributable profits are not sufficient enough to pay any dividends, the Board of Directors will propose to the Annual Shareholders’ Meeting not to pay any dividend to either Class A shareholders or Class O shareholders.

About Alcatel

Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver contents to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in innovative applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel’s performance in future periods, including without limitation, with respect to first quarter 2003 revenue, operating income and, and 2003 breakeven points (ii) Alcatel’s ability to remain competitive and a leader in the industries in which it operates, and its future growth including without limitation growth in market share, the telecom industry and market conditions in general; and (iii) the benefits to Alcatel in 2003 from its restructuring efforts. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: whether Alcatel can continue to implement its restructuring efforts and whether these efforts will achieve their expected benefits, including contributing to both improved gross margins and the achievement of breakeven targets, among other benefits; the economic slowdown, in general, and setbacks in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry and general domestic and international economic conditions; and the impact of each of these factors on expected sales increases and realization of positive operating income. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Alcatel Press Contacts
Régine Coqueran	Tel: +33 (0)1 40 76 49 24	regine.coqueran@alcatel.com

Alcatel Investor Relations Contacts
Claire Pedini	Tel: +33 (0)1 40 76 13 93	claire.pedini@alcatel.com
Laurent Geoffroy	Tel: +33 (0)1 40 76 50 27	laurent.geoffroy@alcatel.com
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Peter Campbell	Tel: +1 972 519 4347	peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 3571	charlotte.laurent-ottomane.@alcatel.com

Upcoming Events/Announcements

April 17, 2003	Annual Shareholders’ Meeting
April 29, 2003	First Quarter Earnings Announcement

Consolidated income statements

	Q4 2002	Q4 2001*
	(unaudited)	(unaudited)	2002	2001*	2000

	(in millions of euros except per share information)
Net sales	4,508	6,766	16,547	25,353	31,408
Cost of sales	(3,279)	(5,528)	(12,186)	(19,074)	(22,193)

Gross profit	1,229	1,238	4,361	6,279	9,215

Administrative and selling expenses	(647)	(893)	(2,862)	(3,773)	(4,136)
R&D costs	(562)	(713)	(2,226)	(2,867)	(2,828)

Income (loss) from operations	20	(368)	(727)	(361)	2,251

Interest expense on notes mandatorily redeemable for shares	(1)	—	(1)	—	—
Financial loss	(136)	(248)	(1,018)	(1,568)	(435)
Restructuring costs	(500)	(598)	(1,474)	(2,124)	(143)
Other revenue (expense)	(292)	(456)	(830)	(213)	623

Income (loss) before amortization of goodwill and taxes	(909)	(1,670)	(4,050)	(4,266)	2,296

Income tax	(62)	396	19	1,261	(497)
Share in net income of equity affiliates and discontinued operations	24	(16)	(107)	(16)	125

Consolidated net income (loss) before amortization of goodwill and purchased R&D	(947)	(1,290)	(4,138)	(3,021)	1,924

Amortization of goodwill	(147)	(185)	(589)	(1,933)	(576)
Purchased R&D	—	—	—	(4)	(21)
Minority interests	(25)	(23)	(18)	(5)	(3)

Net income (loss)	(1,119)	(1,498)	(4,745)	(4,963)	1,324

Ordinary Shares (A)**
Basic earnings per share	(0.93)	(1.28)	(3.99)	(4.33)	1.25
Diluted earnings per share	(0.93)	(1.28)	(3.99)	(4.33)	1.20

Alcatel tracking stock (O) (Optronics division)*** Basic earnings per share	(1.06)	(1.52)	(3.86)	(1.47)	0.14
Diluted earnings per share	(1.06)	(1.52)	(3.86)	(1.47)	0.14

*	In order to make comparisons easier, restated income statements are presented to take into account significant changes in consolidated companies during the second half of 2001 and the first half 2002.

**	Net income per class A share for 2000 was restated to take into account the split by 5 of the nominal value of the class A shares approved by the shareholders’ meeting of May 16, 2000.

***	For 2000, net income has been taken into account from October 20, 2000, issuance date of the class O shares.

Consolidated balance sheets at December 31

ASSETS	2002	2001	2000

	(in millions of euros)
Goodwill, net	4,597	5,257	7,043
Other intangible assets, net	312	472	504

Intangible assets, net	4,909	5,729	7,547

Property, plant and equipment	8,236	9,698	11,941
Depreciation	(5,737)	(5,496)	(7,283)

Property, plant and equipment, net	2,499	4,202	4,658

Share in net assets of equity affiliates and net assets and liabilities of discontinued operations	306	799	1,152
Other investments and miscellaneous, net	975	1,169	3,327

Investments and other financial assets	1,281	1,968	4,479

TOTAL FIXED ASSETS	8,689	11,899	16,684

Inventories and work in progress	2,329	4,681	7,415

Trade receivables and related accounts net	4,716	8,105	10,659
Other accounts receivable net	4,037	6,851	5,160

Accounts receivable	8,753	14,956	15,819

Marketable securities, net*	716	490	443
Cash (net)	5,393	4,523	2,617

Cash and cash equivalents*	6,109	5,013	3,060

TOTAL CURRENT ASSETS	17,191	24,650	26,294

TOTAL ASSETS	25,880	36,549	42,978

*	Cash and cash equivalent as of December 31, 2002 includes in the marketable securities net line item, listed securities amounting to € 44 million. Without listed securities, cash and cash equivalent amounts to € 6,065 million as indicated in the consolidated statements of cash flows.

	2002		2001	2000*

	Before	After	After	After
LIABILITIES AND SHAREHOLDERS' EQUITY	Appropriation	Appropriation	Appropriation	Appropriation

	(in millions of euros)
Capital stock (Euro 2 nominal value: 1,239,193,498 class A
shares and 25,515,000 class O shares issued at December 31, 2002 ; 1,215,254,797 class A shares and 25,515,000 class O shares issued at December 31, 2001 and 1,212,210,685 class A shares and 16,500,000 class O shares at December 31, 2000)	2,529	2,529	2,481	2,457
Additional paid-in capital	9,573	9,573	9,565	9,558
Retained earnings	(333)	(5,078)	(389)	4,719
Cumulative translation adjustments	(283)	(283)	(185)	(350)
Net income	(4,745)	—	—	—
Less treasury stock at cost	(1,734)	(1,734)	(1,842)	(2,023)

SHAREHOLDERS’ EQUITY	5,007	5,007	9,630	14,361

MINORITY INTERESTS	343	343	219	435

OTHER EQUITY Notes mandatorily redeemable for shares	645	645	—	-

Accrued pension and retirement obligations	1,016	1,016	1,120	1,292
Other reserves (a)	3,301	3,301	4,154	3,005

TOTAL RESERVES FOR LIABILITIES AND CHARGES	4,317	4,317	5,274	4,297

Bonds and notes issued	5,325	5,325	5,969	4,972
Other borrowings	458	458	1,706	2,418

TOTAL FINANCIAL DEBT	5,783	5,783	7,675	7,390
(of which medium and long-term portion)	4,687	4,687	5,879	5,577

Customers’ deposits and advances	1,482	1,482	1,693	1,560
Trade payables and related accounts (a)	4,162	4,162	5,080	6,393
Debts linked to bank activity	246	246	660	932
Other payables	3,895	3,895	6,318	7,610

TOTAL OTHER LIABILITIES	9,785	9,785	13,751	16,495

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	25,880	25,880	36,549	42,978

(a)	Accrued contract costs previously under the line “accrued contracts costs and other reserves” have been reclassified under the line “trade payables” (€ 650 million at December 31, 2000).

Consolidated statements of cash flows

	Nine months 2002	Q4 2002
	(unaudited)	(unaudited)	2002	2001	2000

	(in millions of euros)
Cash flows from operating activities
Net income (loss)	(3,626)	(1,119)	(4,745)	(4,963)	1,324
Minority interests	(7)	25	18	5	3
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
- Depreciation and amortization, net	739	271	1,010	1,279	1,189
- Amortization and depreciation of goodwill and purchased R&D	442	147	589	1,937	597
- Net allowances in reserves for pension obligations	8	(11)	(3)	41	24
- Changes in valuation allowances and other reserves, net	1,374	(16)	1,358	2,001	(32)
- Net (gain) loss on disposal of non-current assets	(413)	126	(287)	(943)	(915)
- Share in net income of equity affiliates (net of dividends received)	214	(26)	188	88	(47)

Working capital provided (used) by operations	(1,269)	(603)	(1,872)	(555)	2,143

Net change in current assets and liabilities:
- Decrease (increase) in inventories	1,244	756	2,000	1,186	(3,330)
- Decrease (increase) in accounts receivable	3,103	333	3,436	1,407	(1,192)
- Decrease (increase) in advances and progress payments	3	107	110	(99)	74
- Increase (decrease) in accounts payable and accrued expenses	(1,038)	(46)	(1,084)	(925)	898
- Increase (decrease) in customers deposits and advances	(279)	106	(173)	153	424
- Increase (decrease) in other receivables and debts	136	170	306	(622)	(262)

Net cash provided (used) by operating activities (a)	1,900	823	2,723	545	(1,245)

Cash flows from investing activities
Proceeds from disposal of fixed assets	236	44	280	182	107
Capital expenditures	(399)	(91)	(490)	(1,748)	(1,834)
Decrease (increase) in loans (b)	(720)	(119)	(839)	299	(962)
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(206)	13	(193)	(743)	(834)
Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies	797	16	813	3,627	1,579

Net cash provided (used) by investing activities	(292)	(137)	(429)	1,617	(1,944)

Net cash flows after investment	1,608	686	2,294	2,162	(3,189)

Cash flows from financing activities
Increase (decrease) in short-term debt	(1,192)	(277)	(1,469)	(1,401)	(889)
Proceeds from issuance of long-term debt	—	645	645	1,744	2,565
Proceeds from issuance of shares	8	—	8	8	1,490
Dividends paid	(269)	(7)	(276)	(567)	(508)

Net cash provided (used) by financing activities	(1,453)	361	(1,092)	(216)	2,658

Net effect of exchange rate changes	(67)	(83)	(150)	7	(4)

Net increase (decrease) in cash and cash equivalents	88	964	1,052	1,953	(535)

Cash and cash equivalents at beginning of year	5,013	5,101	5,013	3,060	3,595

Cash and cash equivalents at end of year without listed securities	5,101	6,065	6,065	5,013	3,060

Operational cash flows (a) + (b) = Net cash provided (used) by operating activities + Decrease (increase) in loans (b)	1,180	704	1,884	844	(2,207)

Press release

Alcatel announces decision to submit for approval a resolution at Annual
Shareholders’ Meeting to convert class O shares into ordinary shares

Paris, February 4, 2003 — The Board of Directors of Alcatel (Paris: CGEP.PA and NYSE: ALA) decided yesterday to submit for approval a resolution at its Annual Shareholders’ Meetings scheduled to be held on April 17, 2003 to convert all outstanding Alcatel class O shares into Alcatel ordinary shares on a one-for-one basis. The class O shares issued in October 2000, track the performance of the Optronics activity. The reclassification will occur by amending the Company’s bylaws. This decision was taken after the Board analyzed the market conditions of the opto-electronics industry. It was noted that current conditions are very different from those that existed at the time the class O share was created and these conditions negatively affected the Optronics activity’s performance and appear likely to do so at least throughout 2003 and later.

Since 2001, the telecommunications sector has undergone a severe downturn and the opto-electronic component market has been among those hardest hit. During 2001 and 2002, the Optronics activity has suffered from a deteriorating financial situation and, despite a restructuring program that was expanded in 2002, there can be no assurance that this business can achieve break-even in the mid term. The profound and long-lasting trend in this business has caused many of the participants in this segment to reassess their strategies for opto-electronics businesses and to consider strategic alternatives, such as shutting down their activities, drastically reducing their size and objectives or selling to emerging players who have aggressive strategies of consolidation, synergies and economies of scale.

Alcatel believes that the elimination of the tracking stock will give it more flexibility as it addresses the future of the Optronics business and continues to explore strategic alternatives for the activity.

About Alcatel

Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver contents to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in innovative applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Régine Coqueran	Tel: +33 (0)1 40 76 49 24	regine.coqueran@alcatel.com

Alcatel Investor Relations Contacts
Claire Pedini	Tel: +33 (0)1 40 76 13 93	claire.pedini@alcatel.com
Laurent Geoffroy	Tel: +33 (0)1 40 76 50 27	laurent.geoffroy@alcatel.com
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Peter Campbell	Tel: +1 972 519 4347	peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 3571	charlotte.laurent-ottomane.@alcatel.com

Press release

Alcatel Optronics Announces Fourth Quarter and Full Year Results

Paris, February 4, 2003 — Alcatel Optronics (Paris: CGO and NASDAQ: ALAO) today reported fourth quarter and full year results. Fourth quarter sales were down sequentially by 18.5% to Euro 10.6 million. Loss from operations was registered at Euro (32.4) million. Net loss amounted to Euro (115.5) million.

Sales for full year 2002 amounted to Euro 84.1 million compared to Euro 470.4 million in 2001. Loss from operations was registered at Euro 171.4 million and net loss amounted to Euro 418.8 million.

	Quarterly			Full Year

	Fourth	Third	Fourth
Key Figures	Quarter	Quarter	Quarter
In Euro million except for EPS	2002	2002	2001	2002	2001

Profit & Loss
Net Sales	10.6	13.0	69.9	84.1	470.4
Income (loss) from Operations	(32.4)	(45.4)	(98.5)	(171.4)	(58.6)
Net Income	(115.5)	(78.6)	(164.6)	(418.8)	(144.3)
EPS for Class O Shares under GAAP is presented in Alcatel’s Financial Statements. Notional EPS calculated below is disclosed for convenience purposes
Notional EPS (Euro)*	(1.06)	(0.73)	(1.52)	(3.86)	(1.47)
Notional EPS ($ADS)*	(1.11)	(0.77)	(1.59)	(4.04)	(1.54)
Number of Shares (in millions)	108.6	108.6	108.6	108.6	98.1

*	This Notional EPS is calculated on the net results of the Alcatel Optronics division, divided by the notional number of Alcatel Class O shares. E/ADS has been calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of $1.0485 as of December 31, 2002.

Jean-Christophe Giroux, CEO:

“2002 has been a difficult and challenging year and the fourth quarter, although marginally better than anticipated, still shows a net sequential recession. In a still unpredictable market environment, our focus remains to execute on our Strategic Refocus Plan, while sustaining our commercial and technological footprint. Our US operations have been successfully divested and the Canadian activities have been shut down following their transfer to the UK; at the same time, we are pleased to see the first recognition signals of our Hybrid strategy. All restructuring actions are proceeding according to plan, with headcount and fixed costs cut by half vs. end-2001; these results reinforce our determination to work towards our target structure across 2003, while steadily restoring our financial profile.”

1

“The phasing of any market recovery still remains unclear. We are anticipating sales for the first quarter 2003 to be in a the range of Euro 7 to 8 million, that reflect both our sustained caution on the immediate future, as well as the deconsolidation effect of our US activities. At the same time, operating losses should be contained within a Euro 25 million range, thanks to continuing cost-cutting efforts.”

Fourth Quarter 2002

Sales for fourth quarter 2002 decreased by sequentially by 18.5% to Euro 10.6 million compared with Euro 13.0 million. Gross profit/(loss) amounted to Euro (18.2) million. SG&A amounted to Euro 4.1 million and R&D amounted to Euro 10.1 million. Loss from operations was registered at Euro (32.4) million. Financial loss amounted to Euro (2.8) million. Restructuring costs amounted to Euro (4.7) million. Other expense amounted to Euro 83.1 million and consisted entirely of one time charges. Net loss was registered at Euro (115.5) million.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements relating to (i) Alcatel Optronics’ guidance regarding its performance in future periods, including, with respect to sales, profitability and break-even cost structure (ii) Alcatel Optronics’ ability to remain competitive in the industry in which it operates and its future growth and (iii) the benefits of its cost reduction program. These risks and uncertainties include: whether Alcatel can continue to implement its working capital reduction activities and restructuring efforts and whether these efforts will achieve their expected benefits, including the achievement of quarterly breakeven targets, among other benefits; the duration of the continuing economic slowdown, in general, and setbacks in Alcatel’s customers’ businesses in particular; customer demand for Alcatel’s products and services; control of costs and expenses; and the impact of each of these factors on sales and profits. For a further list and description of such risks and uncertainties, see the reports filed by Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Alcatel Optronics

Alcatel Optronics designs, manufactures and sells high performance optical components, modules and integrated sub-systems for use in terrestrial and submarine optical telecommunications networks. Alcatel Optronics is a leading supplier of DWDM lasers, photodetectors, optical amplifiers, high-speed interface modules and key passive devices such as arrayed waveguide multiplexers and Fiber Bragg Grating filters. It also has experience in integrating active and passive components and modules into sub-systems. For more information, visit Alcatel Optronics on the Internet: www.alcatel.com/optronics

Investor Relations

Charlotte Laurent-Ottomane	Tel: + 1. 703 668 3571/U.S	charlotte.laurent-ottomane@alcatel.com
Tel: +33 (0) 1 40 76 13 27/France
Alcatel Press Contacts
Régine Coqueran	Tel: +33 (0)1 40 76 49 24	regine.coqueran@alcatel.com

Upcoming Events

April 17, 2003	Annual Shareholders Meeting
April 29, 2003	First Quarter Earnings Announcement

2

ALCATEL OPTRONICS
COMBINED INCOME STATEMENTS

	2002	2001	2000

	(in millions of euros)
Net sales	84.1	470.4	432.3
Cost of sales	(177.3)	(428.0)	(276.8)

Gross profit (loss)	(93.2)	42.4	155.5
Administrative and selling expenses	(32.3)	(39.0)	(24.3)
Research & Development expenses	(45.9)	(62.0)	(36.1)

Income (loss) from operations	(171.4)	(58.6)	95.1
Financial income (loss)	(10.2)	(5.8)	(0.4)
Restructuring costs	(77.4)	(7.5)	—
Other revenue (expense)	(88.3)	(21.5)	0.1

Income (loss) before taxes and amortization of goodwill	(347.3)	(93.4)	94.8
Income tax	(17.7)	26.3	(32.9)
Amortization of goodwill	(53.8)	(77.2)	(2.9)
Purchased R&D	—	—	(21.5)
Net income (loss)	(418.8)	(144.3)	37.5

3

ALCATEL OPTRONICS

COMBINED BALANCE SHEETS

ASSETS	2002	2001	2000

	(in millions of euros)
Goodwill, net	—	58.1	132.4
Other intangible assets, net	1.6	12.1	22.7
Intangible assets, net	1.6	70.2	155.1
Property, plant and equipment	306.8	365.5	162.2
Less accumulated depreciation	(219.2)	(102.6)	(54.6)
Property, plant and equipment, net	87.6	262.9	107.6
Other investments	0.9	0.8	—
TOTAL FIXED ASSETS	90.1	333.9	262.7
Inventories and work-in-progress, net	16.4	60.4	131.0
Trade receivables and related accounts, net	8.0	71.5	91.7
Other accounts receivable	23.2	124.5	41.6

Accounts receivable, net	31.2	196.0	133.3
Cash Pooling — Alcatel current account (maturity not less than three months)	—	—	—
Cash Pooling — Alcatel current account (maturity less than three months)	18.5	16.0	46.7
Marketable securities, net value	—	1.9	2.1
Cash	1.9	3.0	0.4
Cash and cash equivalents	20.4	20.9	49.2

TOTAL CURRENT ASSETS	68.0	277.3	313.5

TOTAL ASSETS	158.1	611.2	576.2

LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION

	2002	2001	2000

	Before After	After	After
	Appropriation	Appropriation	Appropriation

	(in millions of euros)
Funds allocated by Alcatel	369.1	366.6	332.9
Accumulated net profits (losses)	(563.1)	(144.3)	2.9
Cumulative translation adjustment	2.8	5.4	1.7

TOTAL NET WORTH OF THE OPTRONICS DIVISION	(191.2)	227.7	337.5
Accrued pension and retirement obligations	2.4	2.6	2.1
Other reserves	23.5	37.3	19.0

TOTAL RESERVES FOR LIABILITIES AND CHARGES	25.9	39.9	21.1
Cash pooling — Alcatel current account	254.6	159.5	17.1
Other borrowings	24.6	45.4	19.0
TOTAL FINANCIAL DEBT	279.2	204.9	36.1
Advances from customers	0.1	0.2	0.1
Trade payables and related accounts	28.1	97.8	119.3
Other payables	16.0	40.7	62.1

TOTAL OTHER LIABILITIES	44.2	138.7	181.5

TOTAL LIABILITIES AND NET WORTH OF THE OPTRONICS DIVISION	158.1	611.2	576.2

4

ALCATEL OPTRONICS
COMBINED STATEMENTS OF CASH FLOWS

	2002	2001	2000

	(in millions of euros)
Cash flows from operating activities
Net income (loss)	(418.8)	(144.3)	37.5
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization, net*	238.8	127.8	42.3
Changes in reserves for pension obligations, net	(0.2)	0.5	0.4
Changes in other reserves, net	(64.3)	116.6	7.8
Net (gain) loss on disposal of non-current assets	8.7	5.2	—
Other	—	—	—

Net cash provided (used) by operating activities before change in working capital	(235.8)	105.8	88.0
Net change in current assets and liabilities:
Decrease (increase) in accounts receivable	157.0	(35.9)	(78.1)
Decrease (increase) in inventories	94.9	(22.4)	(88.5)
Increase (decrease) in accounts payable and accrued expenses	(84.5)	(74.4)	114.2
Net cash provided (used) by operating activities	(68.4)	(26.9)	35.6
Cash flows from investing activities
Proceeds from disposal of fixed assets	12.3	0.3	—
Capital expenditures	(21.1)	(136.6)	(72.3)
Cash expenditure for the acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(0.1)	(104.7)	(184.5)
Cash proceeds from sales of previously consolidated companies, net of cash sold	1.6	—	—
Decrease (increase) in Alcatel current account (maturity more than three months)	—	—	6.1

Net cash provided (used) by investing activities	(7.3)	(241.0)	(250.7)

Net cash flows after investing activities	(75.7)	(267.9)	(215.1)
Cash flows from financing activities
Increase (decrease) in short-term debt	99.6	142.3	17.4
Increase (decrease) in long-term debt	(17.3)	0.8	0.8
Principal payment under capital lease obligation	(7.0)	(1.9)	(1.3)
Proceeds from issuance of Alcatel Optronics shares	—	106.3	245.0
Funds allocated by Alcatel	3.3	—	9.6
Dividends paid by Alcatel Optronics	(2.9)	(9.5)	(11.5)

Net cash provided (used) by financing activities	75.7	238.0	260.0
Net effect of exchange rate changes	(0.5)	1.6	—
Net increase (decrease) in cash and cash equivalents	(0.5)	(28.3)	44.9
Cash and cash equivalents at beginning of year	20.9	49.2	4.3
Cash and cash equivalents at end of year	€20.4	€20.9	€49.2

Income taxes paid amounted to €0.3 million in 2002, €14.0 million in 2001 and €16.2 million in 2000. Interests paid amounted to €8.5 million in 2002; €8.4 million in 2001 and €1.3 million in 2000.

*	Of which €21.5 million of purchased R&D related to the acquisition of Innovative Fibers in 2000

5